LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

04054133

BY MAIL

SUPPL

RECEIVED
2004 DEC 17 A 10:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

December 9, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of November 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

PROCESSED
JAN 07 2005
THOMSON
FINANCIAL

BUILDING A GOLD MINE



LAKE SHORE GOLD CORP.

THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2004 and 2003

The following Management's Discussion and Analysis of Lake Shore Gold Corp. (the "Company" or "Lake Shore"), dated as at November 10, 2004, should be read in conjunction with the unaudited and audited financial statements including the notes thereto for the period ended September 30, 2004 and year ended December 31, 2003, respectively.

The accompanying financial statements and related notes are prepared in accordance with Canadian generally accepted accounting principles.

Lake Shore is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta and Québec, and trades on the TSX Venture Exchange under the symbol LSG.

Overall Performance

During the nine month period ended September 30, 2004, the Company raised gross proceeds of $4,454,808 by issuing 3,589,110 shares pursuant to a private placement completed in March and the exercise of warrants. The funds raised were used to complete the National Instrument 43-101 compliant resource study on the Timmins Gold Property. In addition, the Company is continuing with its resource expansion program to test the mineralized zone beyond the established resource on this Property. During the nine months ended September 30, 2004, the Company spent $2,451,466 on the Timmins Gold Property which included 18,000 metres of diamond drilling. It is anticipated that the Company will drill an additional 1,400 metres by the end of 2004. Ongoing exploration work is also continuing on the Company's other properties in Ontario and Québec.

Administrative expenses increased by $17,915 and $67,174 (before general exploration costs) for the three and nine months ended September 30, 2004 respectively from the same periods in 2003. The increase is primarily due to consulting fees, legal and regulatory costs, as well as office and travel costs associated with the increase in overall corporate activity.

Since its reorganization in December 2002, Lake Shore has been successful in acquiring a large portfolio of properties. The following is a brief discussion of the Company's main properties.

Q3 Highlights

- A National Instrument 43-101 compliant resource audit was completed on the Timmins Gold Property by Watts, Griffis and McOuat Limited, reporting an indicated resource of 1,369,000 tonnes at an uncut grade of 16.45 grams per tonne gold or 724,000 ounces gold. The resource estimates represent a 200% increase over the 2002 uncut resource estimates.

- Drilling on section 4500E, a 100 metre step out west of section 4600E, successfully intersected the down plunge extension of the Footwall and Ultramafic zones, further establishing the predictable nature and grade of the mineralized zones. All zones continue to remain open at depth.

- In September, Lake Shore announced that it had met its requirements with Holmer Gold Mines Limited ("Holmer") to acquire a 50% interest in the Timmins Gold Property.

Timmins Gold Project, Ontario

The Timmins Gold Property is located along the main Porcupine-Destor Fault Zone on the west end of the Timmins Camp, 18 kilometres west of the city of Timmins.

On September 21, 2004 (see press release), Lake Shore announced that it had met its requirements with Holmer to acquire a 50% interest in the Timmins Gold Property by incurring exploration expenditures in excess of $2.5 million, making cash payments of $250,000, issuing 150,000 Lake Shore common shares to Holmer, and confirming that the Timmins Gold Property contains an indicated mineral resource of at least 500,000 ounces of gold.

Resource Expansion and Exploration Drilling

The first phase expansion drilling program was completed on sections 4600E, 4650E and 4750E. The results of a National Instrument 43-101 compliant resource calculation audit by Watts, Griffis and McOuat Limited were released on September 10, reporting an indicated resource of 1,369,000 tonnes at an uncut grade of 16.45 grams per tonne gold or 724,000 ounces gold. The resource estimates represent a 200% increase over the 2002 uncut resource estimates.

Drilling resumed in August on section 4500E, a 100 metre step out to the west of section 4600E, to test for the down plunge continuation of the Footwall and Ultramafic gold zones. The first hole drilled on the section, TG04-63, successfully intersected both mineralized zones. Hole TG04-63a, an up-wedge off of TG04-63, also successfully intersected the mineralized zones, while the down wedge hole, TG-04-63b, was still in progress at the end of the quarter. Two thousand metres of drilling was completed in the quarter.

Thunder Creek Project, Ontario

The Thunder Creek Property ties on to the Timmins Gold Property to the southwest and is currently under option from Band-Ore Resources Ltd. The 54 claim unit package was acquired in order to test for gold mineralization in an ultramafic intrusive body, similar to the main Ultramafic Zone in the Timmins Gold Project, that extends for over 1,800 metres southwest of the Timmins Gold Deposit.

A surface 1:2500 scale mapping program, MMI (geochemical survey) soil sampling program, and an outcrop stripping program were completed in the quarter. Several MMI gold anomalies were located within the central portion of the Property related to gold bearing structures.

In late August, a second phase drill program was initiated targeting the interpreted structures and associated gold anomalies. Approximately 1,600 metres (five drill holes), of a planned 3,000 metre program, were completed by the end of the quarter. Assays will be reported at the completion of the drill program.

A trenching and channel sampling program was completed in the quarter, resulting in the discovery of three structurally complex areas with anomalous gold assays up to 5 grams per tonne gold. Mineralized float samples found during this program returned assays up to 70 grams per tonne gold.

Bazooka Project, Québec

Lake Shore initiated a drill program in October 2003, with the objective of better defining the main mineralized horizon delineated by previous drilling. Over 5,600 metres of drilling was completed by the end of February 2004. This program increased the known strike length of the mineralized zone from 250 metres to 560 metres, and the zone remains open to the west.

No work was carried out on the Bazooka Property in this quarter. A second drill campaign may be initiated in the fourth quarter.

Highway Project, Ontario

In October 2004, the Company terminated the Highway Option Agreement by giving notice to Canadian Royalties Inc. and expenditures totalling $503,357 were written off.

Noranda North VMS Project, Québec

In April 2004, Lake Shore executed an agreement with Fieldex Exploration Inc. ("Fieldex") regarding Lake Shore's Noranda North volcanogenic massive sulphide (VMS) and gold project in western Québec. Under the terms of the agreement, Fieldex can earn a 50% interest in the Project by spending $500,000 within two years, which must include 1,000 metres of drilling within the first year. Lake Shore is the operator of the Project, which covers 3,600 hectares. Field work will commence in the fourth quarter. No field work was carried out on Noranda North Project during this quarter.

Other Projects

The Company also has use of the Abitibi database, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario, acquired by Aurora Platinum Corp. ("Aurora") pursuant to an agreement between Aurora and Inco Limited. All proposed digitizing of the Inco Limited magnetic survey data has been completed and is being merged with existing public domain data.

In September 2004, Lake Shore entered into two option agreements to acquire 100% of two properties located in Price, Ogden and Thornloe townships, east and south of the Timmins Gold Property. The Ogden Property consists of six units adjoining the past producing Desantis Mine to the east, while the Price Property consists of 126 units located in Price, Ogden and Thornloe townships. Both properties cover favourable geology on and north of the Porcupine-Destor Break. Under the terms of the agreements, Lake Shore can earn 100% of both properties, subject to a 2% NSR, by expending $500,000 on exploration commitments and making cash payments of $155,000 over three years.

No work was completed on the AEM Project located in Northwestern Ontario during the quarter other than to ensure that all properties including Canopener and Rowlandson Lake were maintained in respect of assessment requirements. The AEM Project will be reassessed in early 2005.

Results of Operations

The net loss for the three and nine months ended September 30, 2004 was $642,885 and $926,984 respectively. This compares to $655,917 and $882,796 for the same periods in 2003.

Exploration expenditures of $3,462,027 ($3,927,274 on a cash basis) were incurred during the nine months ended September 30, 2004, with $2,451,466 spent on the Timmins Gold Property, $239,724 on the Bazooka Property, $281,844 on the Thunder Creek Property and the balance being spent on the Highway and Noranda North properties.

Of the total expenditures, the majority of the costs were associated with drilling ($1,933,469), assays ($311,265), acquisition and option payments ($326,245) and the remainder with other exploration work including prospecting, sampling and geophysics.

Pursuant to tax incentive programs offered by the Québec government, the Company recorded $492,280 in refundable tax credits during the current period. These have been recorded as cost recovery and applied to resource property expenditures.

General and administrative expenditures for the three and nine months ended September 30, 2004 amounted to $124,455 and $357,945 respectively. Major expenditures for the nine month period include consulting and management fees of $168,946, shareholder and regulatory costs of $84,781, legal and accounting fees of $40,616, and office and travel costs totalling $63,602. Over the same period in 2003, the Company's general and administrative costs were $290,771. The increase in 2004 is a reflection of the significant increase in the level of activity.

The Company incurred $66,304 in general reconnaissance expenditures compared with $4,935 during the same period in 2003. The large increase is due to higher costs of administering the Sudbury office as well as a greater focus on the generation of new projects.

The Company recorded $40,500 in stock-based compensation expense as a result of 50,000 stock options granted to a director during the first quarter of 2004.

Summary of Quarterly Results

Fiscal Quarter ended	3rd Quarter Sept 30, 2004	2nd Quarter June 30, 2004	1st Quarter Mar 31, 2004	4th Quarter Dec 31, 2003	3rd Quarter Sept 30, 2003	2nd Quarter June 30, 2003	1st Quarter Mar 31, 2003	4th Quarter Dec 31, 2002
Interest and other income	$ 12,361	$ 17,918	$ 10,843	$ 20,652	$ 14,085	$ 11,928	$ 10,797	$ 3,679
Net loss	(642,885)	(134,442)	(149,657)	(186,273)	(655,917)	(140,335)	(86,544)	(464,256)
Loss per share*	(0.02)	(0.00)	(0.00)	(0.00)	(0.03)	(0.01)	(0.00)	(0.10)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters reflects a variation in the fourth quarter between 2002 and 2003 due to stock-based compensation expense for stock options granted immediately after the business reorganization which was completed in December 2002. The variation between the first quarter in 2004 and 2003 reflects greater stock-based compensation and general exploration in 2004 than in 2003.

Financial Condition, Liquidity and Capital Resources

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in good financial condition with working capital of $2,433,538 at September 30, 2004 compared with $1,567,192 as at December 31, 2003.

In March 2004, the Company sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4 million. The private placement was comprised of 2 million flow through units and 1.2 million non-flow through units. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy a common share for $1.75 per share until March 15, 2005. In addition, the agent received 314,700 broker warrants entitling the holder to buy one common share for $1.25 until March 15, 2005.

As at September 30, 2004, a total of $1.9 million of the flow through funds had been spent. Under the look-back rule, the Company will make a renunciation of $2.5 million in Canadian Eligible Expenditures (CEE) for the 2004 tax year and has until December 31, 2005 to spend the remaining $600,000.

During the nine month period ended September 30, 2004, the Company also received proceeds of $454,808 from the exercise of warrants and $34,200 from the exercise of stock options.

As at September 30, 2004, there were 3,740,000 stock options and 4,880,881 warrants outstanding as detailed in note 4(b) and (d) of the notes to the financial statements.

In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds.

through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

Contractual Obligations

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn an interest in the Thunder Creek and Price/Ogden properties. In order to continue earning its interest in these properties, the Company is required to make certain cash payments and spend amounts on exploration as follows:

	2004	2005	2006	2007	2008
Cash payments	$ 50,000	$ 110,000	$ 170,000	$ 165,000	$ 100,000
Expenditures	–	320,000	530,000	640,000	550,000
	$ 50,000	$ 430,000	$ 700,000	$ 805,000	$ 650,000

Critical Accounting Policies and Estimates

i) Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

ii) The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

iii) Effective January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments," and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day the options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $745,550 as at December 31, 2003. Deficit at January 1, 2004 also increased by $745,550. This was previously disclosed in the notes to the financial statements as the pro forma impact on net loss and net loss per share.

iv) With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

Related Party Transactions

The Company paid a total of $75,703 (September 30, 2003 – $77,737) in consulting and management fees to companies controlled by Daniel Innes, Lake Shore's President and CEO, and Thomas Beattie, a director, for management services provided by these individuals on a per diem basis. As well there was an annual amount of $18,000 ($6,000 each) paid to the outside directors in the third quarter of 2004. Amounts paid to Aurora under the terms of an administrative services agreement (a monthly fee of $2,000) totalled $18,000 (September 30, 2003 – $18,000). As at September 30, 2004, there was an amount of $29,842 due to Aurora for exploration expenditures incurred by Aurora on the Company's behalf. In addition, there were fees of $36,000 (September 30, 2003 – $36,000) paid to Southwestern Resources Corp. ("Southwestern") under the terms of a separate administrative services agreement which allows Southwestern to charge the Company $4,000 per month.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Subsequent Event

On October 20, 2004, Lake Shore and Holmer signed a letter agreement whereby Lake Shore will acquire all of the issued and outstanding shares of Holmer by way of statutory plan of arrangement. Each Holmer shareholder will be entitled to one Lake Shore share for every 1.5 Holmer shares held. The proposed transaction is expected to be completed by the end of December 2004 and is subject to certain legal and regulatory conditions. Upon successful completion of this transaction, Holmer will become a wholly owned subsidiary of Lake Shore.

Additional Information

Additional information is provided in the Company's audited financial statements for the periods ended December 31, 2003 and 2002 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

Management Team

Daniel G Innes – President and CEO
Michael J Byron – Vice President, Exploration
Parkash K Athwal – CFO
Susy H Horna – Secretary

Directors

Anthony R Harvey – Chairman
Daniel G Innes
Thomas W Beattie
Murray A Gordon
John G Paterson
Michael D Winn

BALANCE SHEETS

Unaudited	September 30, 2004	December 31, 2003
		(note 1b)
ASSETS		
Current		
Cash and cash equivalents	$ 2,045,799	$ 2,184,313
Exploration advances and other receivables	612,568	207,540
	2,658,367	2,391,853
Investment (note 2)	300,000	300,000
Resource properties (note 3)	7,615,801	5,149,411
	$ 10,574,168	$ 7,841,264
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 194,987	$ 801,752
Due to affiliated company (note 5)	29,842	22,909
	224,829	824,661
Long term		
Future income tax	405,000	405,000
	629,829	1,229,661
SHAREHOLDERS' EQUITY		
Share capital (note 4)	13,907,240	9,688,020
Contributed surplus	1,292,715	1,252,215
Deficit	(5,255,616)	(4,328,632)
	9,944,339	6,611,603
	$ 10,574,168	$ 7,841,264

See accompanying notes to financial statements

Approved by the Board

Daniel G Innes **Thomas W Beattie**

STATEMENTS OF LOSS AND DEFICIT

Unaudited	Three months ended September 30 2004	Three months ended September 30 2003	Nine months ended September 30 2004	Nine months ended September 30 2003
EXPENSES				
Consulting and management fees	$ 70,539	$ 57,663	$ 168,946	$ 138,911
General exploration	27,434	2,562	66,304	4,935
Shareholder information	23,520	21,704	84,781	76,113
Legal and accounting	19,182	11,260	40,616	34,515
Office	4,890	7,148	37,083	26,765
Travel	6,324	8,765	26,519	14,467
Resource property costs written off *(note 3)*	503,357	–	503,357	–
Loss before undernoted items	(655,246)	(109,102)	(927,606)	(295,706)
Interest	12,361	14,085	41,122	36,810
Stock-based compensation *(note 4c)*	–	(560,900)	(40,500)	(623,900)
Net loss for the period	(642,885)	(655,917)	(926,984)	(882,796)
Deficit at beginning of period	(4,612,731)	(3,081,442)	(4,328,632)	(2,854,563)
Deficit at end of period	$ (5,255,616)	$ (3,737,359)	$ (5,255,616)	$ (3,737,359)
Loss per share	$ (0.02)	$ (0.03)	$ (0.03)	$ (0.04)
Weighted-average number of shares outstanding	34,554,991	24,738,241	33,565,611	23,087,136

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

Unaudited	Three months ended September 30 2004	2003	Nine months ended September 30 2004	2003
OPERATING ACTIVITIES				
Net loss for the period	$ (642,885)	$ (655,917)	$ (926,984)	$ (882,796)
Resource property costs written off	503,357	–	503,357	–
Stock-based compensation	–	560,900	40,500	623,900
	(139,528)	(95,017)	(383,127)	(258,896)
Change in non-cash operating working capital items				
Decrease (increase) in exploration advances and other receivables	31,007	(51,835)	85,873	(72,435)
Increase (decrease) in accounts payable and accrued charges	17,509	20,676	(35,206)	(77,933)
	(91,012)	(126,176)	(332,460)	(409,264)
INVESTING ACTIVITY				
Resource property expenditures	(830,711)	(666,755)	(3,927,274)	(1,355,862)
FINANCING ACTIVITY				
Shares issued	6,600	3,065,683	4,121,220	4,205,762
(Decrease) increase in cash and cash equivalents during the period	(915,123)	2,272,752	(138,514)	2,440,636
Cash and cash equivalents at beginning of period	2,960,922	1,293,980	2,184,313	1,126,096
Cash and cash equivalents at end of period	$ 2,045,799	$ 3,566,732	$ 2,045,799	$ 3,566,732
Cash and cash equivalents consist of:				
Cash	$ 149,637	$ 176,723	$ 149,637	$ 176,723
Short-term investments	1,896,162	3,390,009	1,896,162	3,390,009
Cash and cash equivalents at end of period	$ 2,045,799	$ 3,566,732	$ 2,045,799	$ 3,566,732

SUPPLEMENTAL CASH FLOW INFORMATION (note 6)

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Unaudited
Nine months ended September 30, 2004 and 2003

1. Significant Accounting Policies

a) These interim financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual financial statements dated December 31, 2003, except as described in note 1b. These financial statements should be read in conjunction with the annual financial statements and notes thereto for the fiscal year ended December 31, 2003.

b) As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments," and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $745,550 as at December 31, 2003. Deficit at January 1, 2004 also increased by $745,550.

2. Investment

As at September 30, 2004, the Company owned one million shares of Holmer Gold Mines Limited ("Holmer"). The market value of these shares at September 30, 2004 was $410,000 (December 31, 2003 – $410,000).

3. Resource Properties

For the nine month period ended September 30, 2004:

	AEM Ontario	Highway	Timmins	Thunder Creek	Bazooka	Other*	Total
Balance, beginning of year	$ 739,843	$ 358,633	$ 2,092,134	$ 193,872	$ 618,101	$ 1,146,828	$ 5,149,411
Property acquisition, assessment and maintenance	–	1,700	292,142	12,434	1,651	18,318	326,245
Analytical	–	25,396	197,584	33,911	35,761	18,613	311,265
Geophysics	–	24,000	–	–	500	27,238	51,738
Geology	8,557	54,973	350,163	95,734	39,897	266,979	816,303
Drilling	–	37,905	1,599,968	138,265	157,333	(2)	1,933,469
Project administration	–	750	11,609	1,500	4,582	4,566	23,007
Resource property costs written off	–	(503,357)	–	–	–	–	(503,357)
Québec refundable tax credits	–	–	–	–	(255,986)	(236,294)	(492,280)
Balance, end of period	$ 748,400	$ –	$ 4,543,600	$ 475,716	$ 601,839	$ 1,246,246	$ 7,615,801

*Includes: Rowlandson/Canopener ($441,811); Abitibi ($419,108); Noranda North ($125,218); Miscellaneous ($260,110).

For the year ended December 31, 2003:

	AEM Ontario	Rowlandson/ Canopener	Timmins	Abitibi	Bazooka	Other*	Total
Balance, beginning of year	$ 722,718	$ 40,764	$ –	$ –	$ –	$ –	$ 763,482
Property acquisition, assessment and maintenance	–	–	85,562	–	125,180	222,802	433,544
Analytical	–	12,306	300,392	19,043	11,214	47,598	390,553
Geophysics	2,778	22,563	64,914	26,121	12,683	89,616	218,675
Geology	12,862	266,088	363,434	331,144	106,712	239,691	1,319,931
Drilling	–	91,630	1,240,052	–	352,733	244,877	1,929,292
Project administration	1,485	7,729	37,780	30,179	9,579	7,182	93,934
Balance, end of year	$ 739,843	$ 441,080	$ 2,092,134	$ 406,487	$ 618,101	$ 851,766	$ 5,149,411

*Includes: Highway ($358,633); Thunder Creek ($193,872); Miscellaneous ($299,260).

In September 2003, the Company made the decision to abandon the Highway Project and write off exploration expenditures totalling $503,357.

4. Share Capital

a) Issued Capital

During the nine months ended September 30, 2004 and year ended December 31, 2003, changes in issued share capital were as follows:

Issued and outstanding	September 30, 2004 Shares	Amount	December 31, 2003 Shares	Amount
Balance, beginning of period	30,793,354	$ 9,688,020	21,231,857	$4,096,249
Private placement – net of share issue costs of $361,787 (2003 – $381,220)	3,200,000	3,638,212	5,547,003	3,840,470
Exercise of warrants	389,110	454,808	3,619,494	1,481,951
Exercise of options	142,500	34,200	270,000	89,100
Issued in exchange for resource properties	100,000	92,000	125,000	180,250
Balance, end of period	34,624,964	$13,907,240	30,793,354	$9,688,020

On March 16, 2004, the Company sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4 million. The private placement was comprised of 2 million flow through units and 1.2 million non-flow through units. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consists of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy a common share for $1.75 per share until March 15, 2005. As well, 314,700 broker warrants were issued which entitle the holder to buy one common share for $1.25 until March 15, 2005.

As at September 30, 2004, a total of $1.9 million of the flow through funds had been spent. Under the look-back rule, the Company will make a renunciation of $2.5 million in Canadian Eligible Expenditures (CEE) for the 2004 tax year and has until December 31, 2005 to spend the remaining $600,000.

b) Stock Options

As at September 30, 2004, the Company had 3,740,000 stock options outstanding of which 3,441,250 were exercisable.

	For the nine month period ended September 30, 2004		For the year ended December 31, 2003	
	Number of options	**Weighted-average exercise price**	Number of options	Weighted-average exercise price
Outstanding at beginning of period	3,847,500	$ 0.46	3,090,000	$ 0.24
Granted	50,000	$ 1.15	1,045,000	$ 1.07
Exercised /cancelled	(157,500)	$ 0.24	(287,500)	$ 0.32
Outstanding at end of period	3,740,000	$ 0.48	3,847,500	$ 0.46
Exercisable at end of period	3,441,250	$ 0.38	2,631,875	$ 0.40

c) Stock-Based Compensation

As a result of 50,000 stock options granted during the nine month period ended September 30, 2004, the Company recorded $40,500 (September 30, 2003 – $623,900) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes options pricing model. A grant-date fair value of $0.81 (September 30, 2003 – $0.65) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 86% (September 30, 2003 – 66%); risk free interest rate of 5% (September 30, 2003 – 5%); and expected life of five years (September 30, 2003 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

d) Warrants

As at September 30, 2004, there were 4,880,881 warrants issued and outstanding.

Date issued	Number	Exercise price	Expiry date
December 17, 2002	550,000	$0.24	December 13, 2004
July 31, 2003	265,152	$0.85 / $1.20	July 31, 2004 / 2005
August 21, 2003	1,769,349	$0.85 / $1.20	August 20, 2004 / 2005
August 21, 2003	381,680	$1.20	August 20, 2005*
March 15, 2004	1,600,000	$1.75	March 15, 2005
March 15, 2004	314,700	$1.25	March 15, 2005

*Expiry date was extended from August 20, 2004 and the price was adjusted from $0.84.

No carrying values have been assigned to the warrants.

5. Related Party Transactions

For the nine month period ended September 30, 2004, fees amounting to $75,703 (September 30, 2003 – $77,737) were paid on account of consulting and management services provided by directors. Amounts paid to Aurora Platinum Corp. ("Aurora") under the terms of an administrative services agreement totalled $18,000 (September 30, 2003 – $18,000). As at September 30, 2004, there was an amount of $29,842 due to Aurora. As well, there were fees of $36,000 (September 30, 2003 – $36,000) paid to Southwestern Resources Corp., under the terms of a separate administrative services agreement.

6. Supplemental Cash Flow Information

During the nine month periods ended September 30, 2004 and 2003, the Company issued 100,000 common shares valued at $92,000 and 50,000 common shares valued at $35,500, respectively, pursuant to the Timmins Gold Property agreement.

7. Subsequent Event

In October 2004, the Company and Holmer announced that they have signed a Letter Agreement whereby the Company will acquire all of the issued shares of Holmer. Each Holmer shareholder will be entitled to one Lake Shore share for every 1.5 Holmer shares held. The proposed transaction is expected to complete in December 2004 and is subject to certain legal and regulatory conditions. It is anticipated that a special meeting of shareholders of Holmer will be convened in December 2004 to approve the proposed transaction.

AKE SHORE GOLD CORP.

O Box 10102
uite 1650, 701 West Georgia Street
ancouver, British Columbia
anada V7Y 1C6

elephone 604 669 3533
ax 604 688 5175
www.lsgold.com
@lsgold.com